CYBER DIALOGUE INC.
                             304 Hudson Street
                          New York, New York 10013


                               June 28, 2000

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Cyber Dialogue Inc.
            Application for Withdrawal of
            Registration Statement on Form S-1
            File No. 333-30652
            ------------------

Ladies and Gentlemen:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Cyber Dialogue Inc., a Delaware corporation (the "Registrant"), hereby applies to the Securities and Exchange Commission for an order, effective as of the date hereof or at the earliest practical date thereafter, granting the withdrawal of the Registrant's Registration Statement on Form S-1, File No. 333-30652, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on February 17, 2000 and amended on April 7, 2000.

            In light of current adverse market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The Registrant hereby also withdraws its request for confidential treatment with the understanding that the information for which confidential treatment was requested will not become publicly available.

            Please contact the undersigned at (212) 651-7000, or Marc S. Gerber, Esq., at Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Registrant, at (202) 371-7000 with any questions or comments you may have regarding this matter.

                              Very truly yours,


                              /s/ Mark Esiri
                              Mark Esiri
                              Chief Executive Officer and President